FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

7 August 2002

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-73950) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

THE ROYAL BANK OF SCOTLAND GROUP plc

SIX MONTHS ENDED 30 JUNE 2002 - FINANCIAL HIGHLIGHTS

	First half	First half		Full year
	2002	2001		2001
				(restated)
	£m	£m	Increase	£m

Total income	8,182	6,822	20%	14,558

Operating expenses	3,740	3,284	14%	6,841

Profit before tax, goodwill amortisation
and integration costs	3,151	2,751	15%	5,778

Profit before tax	2,325	2,072	12%	4,252

Cost:income ratio	45.7%	48.1%	-	47.0%

Adjusted earnings per ordinary share	69.8p	62.6p	12%	127.9p

Dividends per ordinary share	12.7p	11.0p	15%	38.0p

Sir George Mathewson, Chairman of The Royal Bank of Scotland Group plc, said:-

"Strong income growth and improved efficiency are key factors in these results. Our focus on satisfying customers continues to reap rewards with increased customer numbers across the Group and in particular in Citizens, Direct Line, Retail Banking and Retail Direct.

Provisions remain at a level consistent with the second half of 2001, influenced both by growth in our book and particular corporate situations. Overall credit quality remains strong.

The strength, diversity and flexibility of our Group has enabled us to grow our profit before tax, goodwill amortisation and integration costs by 15% and the Board is pleased to increase the interim dividend also by 15%."

THE ROYAL BANK OF SCOTLAND GROUP plc

FIRST HALF 2002 HIGHLIGHTS

  Profit up 15% to £3,151 million*.

  Income up 20% to £8,182 million, expenses up 14% to £3,740 million.

  Excluding acquisitions, income up 15%, expenses up 8%.

  Customer growth in all divisions.

  Net interest margin stable at 3.1%.

  Further efficiency gains - cost:income ratio 45.7%, improved from 48.1%.

  Profit and loss charge for provisions £652 million, against £622 million in the second half of 2001 and £369 million in the first half of 2001.

  Credit quality remains strong.

  Balance sheet provision coverage of risk elements in lending maintained at 80%.

  Increased targets for NatWest integration being met.

  Accelerated delivery of Mellon Regional Franchise integration benefits.

  Adjusted earnings per share up 12%, basic earnings per share up 13%.

  Interim dividend 12.7p per share, up 15%.

* before tax, goodwill amortisation and integration costs

THE ROYAL BANK OF SCOTLAND GROUP plc

THE ROYAL BANK OF SCOTLAND GROUP plc

REVIEW OF RESULTS

The Royal Bank of Scotland Group ("RBS") continued to make substantial progress in the first half of 2002. Key features of these interim results include strong growth in income and further improvements in efficiency and margins. The charge for bad debt provisions is similar to the second half of 2001. The increased targets for NatWest integration benefits are being met and excellent progress is being made by Citizens on the integration of the Mellon Regional Franchise.

Profit
RBS increased its first half profit before tax, goodwill amortisation and integration costs by 15%, or £400 million, from £2,751 million to £3,151 million. All divisions contributed to this increase.

After goodwill amortisation and integration costs, profit before tax was up by 12%, from £2,072 million to £2,325 million. Integration costs relating to NatWest and the Mellon Regional Franchise were £461 million in the first half of 2002, against £361 million in the first half of 2001.

Total income
RBS continued to achieve strong growth in income. Total income was up by 20%, or £1,360 million, to £8,182 million. Excluding acquisitions, total income was up by 15%.

Of the £1,360 million growth in total income, £620 million was net interest income and £740 million non-interest income.

Citizens increased its income by 69% (17% underlying growth, excluding the Mellon Regional Franchise), Direct Line Group by 46% and Retail Direct by 19%.

Corporate Banking and Financial Markets income was up by 15% over the first half of 2001 and maintained the level achieved in the second half of 2001, when Financial Markets benefited from market volatility and falling interest rates.

Retail Banking grew its income by 8% and Ulster Bank by 11%. The small fall in Wealth Management income reflected lower stock market values.

Net interest income
Net interest income increased by 19%, or £620 million, to £3,873 million. Net interest income accounted for 47% of first half total income. Average interest-earning assets of the banking business increased by 15%.

Net interest margin
The Group net interest margin increased slightly, from 3.0% to 3.1%. Improved lending margins offset the downward pressure on deposit margins arising from lower interest rates.

Non-interest income
Non-interest income increased by 21%, or £740 million, to £4,309 million. Non-interest income accounted for 53% of first half total income.

Fees and commissions receivable were up 18%, or £400 million. General insurance premium income, after reinsurance, rose by 47%, or £284 million reflecting Direct Line Group's organic growth and acquisitions in Continental Europe. Continued strong growth in fee paying current accounts also contributed to the increase in fees and commissions.

Operating expenses
Operating expenses, excluding goodwill amortisation and integration costs, rose by 14%, or £456 million, to £3,740 million. Excluding acquisitions, operating expenses were up by 8%, £263 million in support of strong growth in business volumes.

THE ROYAL BANK OF SCOTLAND GROUP plc

REVIEW OF RESULTS (continued)

Cost:income ratio
As a result of the relative movements in total income and operating expenses, the Group achieved a further improvement in its cost:income ratio, to 45.7% from 48.1%.

Net insurance claims
General insurance claims, after reinsurance, increased by 53%, or £221 million, to £639 million. This reflects significant increases in customer numbers.

Provisions
The profit and loss charge for provisions was £652 million in the first half of 2002, against £622 million in the second half of 2001 and £369 million in the first half of 2001.

The charge for bad debt provisions amounted to £611 million in the first half of 2002, compared with £617 million in the second half of 2001 and £367 million in the first half of 2001. The charge for bad debts reflects overall growth in lending and is particularly influenced by provisions required against a number of specific corporate situations. Amounts written off fixed asset investments were £41 million in the first half of 2002, against £5 million in the second half of 2001 and £2 million in the first half of 2001.

Total balance sheet provisions amounted to £3,856 million at 30 June 2002, up from £3,653 million at 31 December 2001 and £3,236 million at 30 June 2001.

Credit quality
Overall credit quality remains strong, with no material change to the distribution by grade of the Group's total risk assets compared with the position at the previous year end.

Risk elements in lending amounted to £4,791 million at 30 June 2002, against £4,493 million at 31 December 2001 and £4,045 million at 30 June 2001.

Total provision coverage (the ratio of total balance sheet provisions to risk elements in lending) was 80% at 30 June 2002, against 81% at 31 December 2001 and 80% at 30 June 2001.

Integration
The integration of NatWest continues on track and the increased targets for integration benefits, announced in February 2002, are being met.

In the first half of 2002, the contribution to profit before tax of revenue benefits amounted to £222 million, against the revised target of £460 million for the full year, and the effect of cost savings amounted to £618 million, against the revised target of £1,280 million for the full year.

By June 2002, the cumulative total of integration costs was £1,767 million - up from £1,394 million at December 2001. It is still expected that the full amount of integration costs will be £2.3 billion, as indicated in February 2002.

Excellent progress is being made by Citizens on the integration of the Mellon Regional Franchise and the transaction benefits are being delivered more quickly than was envisaged. RBS is on track to achieve the full amount of the expected transaction benefits.

THE ROYAL BANK OF SCOTLAND GROUP plc

REVIEW OF RESULTS (continued)

Earnings and dividends
Earnings per share, adjusted for goodwill amortisation and integration costs, increased by 12%, from 62.6p to 69.8p.

Basic earnings per share increased by 13%, from 41.1p to 46.6p.

An interim dividend of 12.7p per ordinary share has been declared, an increase of 15%. The interim dividend is covered 5.4 times by earnings before goodwill amortisation and integration costs.

Balance sheet
Total assets were £397 billion at 30 June 2002, 8% higher than total assets of £369 billion at 31 December 2001 and 16% higher than total assets of £341 billion at 30 June 2001. Within the 30 June 2002 total, £294 billion (74%) related to banking business and £103 billion (26%) to trading business.

Loans and advances to customers amounted to £210 billion at 30 June 2002, up 10% from £190 billion at 31 December 2001. Compared with 30 June 2001, loans and advances to customers were up 17%, £30 billion. Customer deposits increased by 3%, from £199 billion at 31 December 2001 to £205 billion at 30 June 2002 and were up 13% from £181 billion at 30 June 2001.

Capital ratios at 30 June 2002 were 7.4% (tier 1) and 11.8% (total), against 7.1% (tier 1) and 11.5% (total) at 31 December 2001 and 7.2% (tier 1) and 11.4% (total) at 30 June 2001.

Acquisitions
In May 2002, Lombard completed the acquisition of Dixon Motors PLC for a consideration of £118 million.

In June 2002, Citizens announced the acquisition of the Massachusetts savings bank, Medford Bancorp, Inc, for a cash consideration of US$273 million. It is expected that this acquisition will be completed in the final quarter of 2002.

Outlook
As ever, the outlook for the economies in which we operate is difficult to predict with any certainty. However, as our interim results have demonstrated, the strength, diversity and flexibility of our Group enables us to adopt a cautious stance relative to market conditions, whilst still being able to deliver superior business performance through the provision to our customers of the support, products and services which they want and need.

We anticipate continuing with a cautious stance in the short term, however we remain confident in our ability to continue to deliver superior performance for our shareholders.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS AND RECENT DEVELOPMENTS

Restatements
The Group has implemented Financial Reporting Standard 19 'Deferred Tax' ("FRS 19") which requires recognition of deferred tax assets and liabilities on all timing differences, with specified exceptions. Previously, provision was made for deferred tax only to the extent that timing differences were expected to reverse and the deferred tax liability crystallise in the foreseeable future. Prior periods have been restated resulting in a decrease in profit and loss account reserves of £117 million at 30 June 2001 and 31 December 2001; an increase in the deferred tax liability of £182 million at 30 June 2001 and £194 million at 31 December 2001; and an increase in the deferred tax asset of £65 million at 30 June 2001 and £77 million at 31 December 2001. The tax charge for 2001 is unchanged.

Following the issuance of Urgent Issues Task Force Abstract 33 ‘Obligations in capital instruments’ ("UITF 33") in February 2002, the Group has reclassified its perpetual regulatory tier one securities, issued in August 2001, from non-equity shareholders’ funds to subordinated liabilities and the interest on these securities is now included in interest payable rather than non-equity dividends. Comparative figures have been restated resulting in an increase in interest payable of £23 million in the second half of 2001, a reduction in non-equity shareholders’ funds of £835 million, an increase in undated loan capital of £820 million and an increase in accruals and deferred income of £15 million as at 31 December 2001.

Following the transfer of certain businesses from Ulster Bank to Corporate Banking and Financial Markets with effect from 1 January 2002, prior period information for these divisions has been restated. The Group results are not affected.

Recent developments
The Competition Commission published its report on the supply of banking services by clearing banks to small and medium-sized enterprises (SME's) in March 2002. The report recommended a number of pricing and behavioural remedies.

The Group has, along with three other major clearing banks, given undertakings to implement the pricing remedies with effect from 1 January 2003. These undertakings require the Group to offer its SME customers either interest on current accounts at a prescribed rate or free core money transmission services or a choice between the two. The Group is also actively discussing with the Office of Fair Trading the proposed behavioural remedies with a view to reaching agreement on these expeditiously.

THE ROYAL BANK OF SCOTLAND GROUP plc

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 30 JUNE 2002 (unaudited)

The profit and loss account set out below shows goodwill amortisation and integration costs separately. In the statutory profit and loss account on page 23, these items are included in the captions prescribed by the Companies Act.

	First half	First half	Full year
	2002	2001	2001
		(restated)	(restated)
	£m	£m	£m

Net interest income	3,873	3,253	6,846

Dividend income	29	24	54
Fees and commissions receivable	2,609	2,209	4,735
Fees and commissions payable	(481)	(459)	(930)
Dealing profits	724	689	1,426
Other operating income	543	505	1,052

	3,424	2,968	6,337
General insurance premium income	885	601	1,375

Non-interest income	4,309	3,569	7,712

Total income	8,182	6,822	14,558

Staff costs	1,930	1,659	3,461
Other operating expenses	1,810	1,625	3,380

Operating expenses	3,740	3,284	6,841

Profit before other operating charges	4,442	3,538	7,717
General insurance claims	639	418	948

Operating profit before provisions	3,803	3,120	6,769
Provisions for bad and doubtful debts	611	367	984
Amounts written off fixed asset investments	41	2	7

Profit before goodwill amortisation and
integration costs	3,151	2,751	5,778
Goodwill amortisation	365	318	651
Integration costs	461	361	875

Profit before tax	2,325	2,072	4,252
Tax	781	746	1,537

Profit after tax	1,544	1,326	2,715
Minority interests (including non-equity)	49	44	90
Preference dividends	159	178	358

	1,336	1,104	2,267
Additional Value Shares dividend	-	-	399

Profit attributable to ordinary shareholders	1,336	1,104	1,868
Ordinary dividends	368	313	1,085

Retained profit	968	791	783

Basic earnings per ordinary share (Note 4)	46.6p	41.1p	67.6p

Adjusted earnings per ordinary share (Note 4)	69.8p	62.6p	127.9p

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The contribution of each division before goodwill amortisation and integration costs and, where appropriate, Manufacturing costs is detailed below.

	First half	First half		Full year
	2002	2001	Increase	2001
	£m	£m	%	£m

Corporate Banking and Financial Markets*	1,554	1,509	3	3,024
Retail Banking	1,488	1,377	8	2,807
Retail Direct	330	241	37	551
Manufacturing	(850)	(778)	(9)	(1,568)
Wealth Management	235	234	-	459
Direct Line Group	153	112	37	261
Ulster Bank*	125	115	9	229
Citizens	384	233	65	501
Central items	(268)	(292)	8	(486)	**

Group operating profit before goodwill
amortisation and integration costs	3,151	2,751	15	5,778

* Prior periods have been restated to reflect the transfer of certain businesses from Ulster Bank to
  Corporate Banking and Financial Markets.

** Restated following the implementation of UITF 33.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE BANKING AND FINANCIAL MARKETS

		First half	First half	Full year
		2002	2001	2001
			(restated)	(restated)
		£m	£m	£m
	Net interest income	1,179	1,011	2,138
	Non-interest income	1,755	1,531	3,319

	Total income	2,934	2,542	5,457
	Direct expenses
	- staff costs	622	552	1,131
	- other	185	154	366
	- operating lease depreciation	217	193	434

	Contribution before provisions	1,910	1,643	3,526
	Provisions	356	134	502

	Contribution	1,554	1,509	3,024

	Direct cost:income ratio (%)	34.9	35.4	35.4
Total assets	- Corporate Banking (£bn)	100.6	91.3	96.1
	- Financial Markets (£bn)	135.7	115.6	120.4
	Loans and advances to customers - gross (£bn)	110.8	93.5	95.1
	Customer deposits excluding repos (£bn)	58.0	54.6	56.4
	Weighted risk assets (£bn)	130.0	110.8	118.3

Corporate Banking and Financial Markets ("BFM") is the largest provider of banking services to medium and large businesses in the UK and the leader in the UK in asset finance. It provides an integrated range of products and services to mid-sized and large corporate and institutional customers in the UK and overseas, including corporate and commercial banking, treasury and capital markets products, structured and leveraged finance, trade finance, leasing and factoring. In May 2002, Lombard, the leasing arm of CBFM, completed the acquisition of Dixon Motors PLC. Lombard and Ulster was transferred to CBFM from Ulster Bank on 1 January 2002; prior periods have been restated to reflect this.

Contribution increased over the first half of 2001 by 3% or £45 million to £1,554 million. Contribution before provisions was up by 16%, £267 million to £1,910 million.

Total income was up by 15% or £392 million to £2,934 million. Excluding acquisitions, which added £22 million, total income was still up by 15%.

Net interest income rose by 17% or £168 million to £1,179 million, reflecting lending growth in Corporate Banking and continued good performance by Financial Markets. Average loans and advances to customers of the banking business increased by 15% or £10.8 billion to £85.1 billion.

Non-interest income rose by 15% or £224 million to £1,755 million, mainly as a result of fees earned on higher customer advances and on increased payments and electronic banking activities. There were also significant increases in operating lease income and in rental income from investment properties.

Direct expenses increased by 14% or £125 million to £1,024 million. Excluding acquisitions, which added £20 million, expenses were up by £105 million or 12%. Of this increase of £105 million, £24 million was higher operating lease depreciation, and the balance reflects support for higher business volumes and expansion of offices in Continental Europe.

The direct cost:income ratio improved from 35.4% to 34.9%.

Provisions amounted to £356 million in the first half of 2002 compared with £368 million in the second half of 2001 and £134 million in the first half of 2001.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL BANKING

	First half	First half	Full year
	2002	2001	2001
	£m	£m	£m

Net interest income	1,376	1,280	2,622
Non-interest income	661	609	1,277

Total income	2,037	1,889	3,899
Direct expenses
- staff costs	349	339	702
- other	98	89	226

Contribution before provisions	1,590	1,461	2,971
Provisions	102	84	164

Contribution	1,488	1,377	2,807

Direct cost:income ratio (%)	21.9	22.7	23.8
Total assets (£bn)	62.7	59.2	61.1
Loans and advances to customers - gross
- mortgages (£bn)	30.0	26.8	28.5
- other (£bn)	21.4	19.2	20.5
Customer deposits (£bn)	59.3	55.0	56.8
Weighted risk assets (£bn)	36.5	33.2	35.2

Retail Banking provides a wide range of banking, insurance and related financial services to individuals and small businesses. These services are delivered from a network of Royal Bank of Scotland and NatWest branches throughout Great Britain and through the telephone, ATMs and the internet.

Contribution increased over the first half of 2001 by 8% or £111 million to £1,488 million.

Total income was up by 8% or £148 million to £2,037 million. This increase in income was supported by continued growth in customer numbers. The number of personal current accounts increased by 130,000 to 10.43 million over the first half of the year. Similarly, the number of small business customers increased by 13,000 to 1.09 million.

Net interest income rose by 8% or £96 million to £1,376 million, reflecting strong growth in customer loans and deposits. Average loans to customers, excluding mortgages, grew by 10% or £2.0 billion to £20.8 billion. Average mortgage lending grew by 11% or £2.9 billion to £29.0 billion. Average customer deposits increased by 6% or £3.4 billion to £56.8 billion.

Non-interest income rose by 9% or £52 million to £661 million, reflecting the growth in packaged current accounts, increased volumes of general insurance products sold to NatWest and Royal Bank customers and a strong sales performance in Bancassurance with new business up 36% year on year. The fall in equity markets reduced Bancassurance income by £7 million.

Direct expenses increased by 4% or £19 million to £447 million.

The direct cost:income ratio improved from 22.7% to 21.9%.

Provisions increased by £18 million to £102 million, reflecting growth in lending over recent years.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL DIRECT

	First half	First half	Full year
	2002	2001	2001
	£m	£m	£m

Net interest income	370	319	674
Non-interest income	386	317	696

Total income	756	636	1,370
Direct expenses
- staff costs	88	79	164
- other	198	192	400

Contribution before provisions	470	365	806
Provisions	140	124	255

Contribution	330	241	551

Direct cost:income ratio (%)	37.8	42.6	41.2
Total assets (£bn)	17.9	15.7	17.2
Loans and advances to customers - gross
- mortgages (£bn)	6.6	5.2	5.9
- other (£bn)	11.4	10.3	11.2
Customer deposits (£bn)	4.2	3.3	4.3
Weighted risk assets (£bn)	13.1	11.5	12.5

Retail Direct issues a comprehensive range of credit, charge and debit cards to personal and corporate customers and engages in merchant acquisition and processing facilities for retail businesses. It also includes: Tesco Personal Finance ("TPF"), Virgin Direct Personal Finance ("VDPF"), Direct Line Financial Services ("DLFS"), Lombard Direct, the Group’s internet banking platform and Comfort Card European businesses, all of them offering products to customers through direct channels.

Contribution increased over the first half of 2001 by 37% or £89 million to £330 million.

Total income was up by 19% or £120 million to £756 million, reflecting continued strong growth in the Cards Business and in TPF. The number of active credit card accounts increased since December 2001 by 350,000 to 9.51 million at June 2002. The number of customers of TPF increased since December 2001 by 400,000 to 3.0 million at June 2002.

Net interest income was up by 16% or £51 million to £370 million. Average credit card and store card balances were up by 8% to £8.0 billion. In TPF, average personal loans rose by 24% to £1.1 billion and average customer deposits by 32% to £1.8 billion. In addition, average mortgage lending was 41% higher in VDPF at £3.9 billion and 13% higher in DLFS at £2.3 billion, while average personal lending in DLFS and Lombard Direct increased by 14% to £1.9 billion.

Non-interest income was up by 22% or £69 million to £386 million mainly as a result of higher fee income reflecting growth in volumes, particularly in TPF, where the total number of insurance policies increased to 950,000 from 700,000 at December 2001.

Direct expenses increased by 6% or £15 million to £286 million, to support business expansion.

The direct cost:income ratio improved from 42.6% to 37.8%.

Provisions increased by £16 million to £140 million, reflecting the growth in lending volumes.

THE ROYAL BANK OF SCOTLAND GROUP plc

MANUFACTURING

	First half	First half	Full year
	2002	2001	2001
	£m	£m	£m

Staff costs	235	194	428
Other costs	615	584	1,140

Total manufacturing costs	850	778	1,568

Analysis:
Group Technology	327	299	632
Group Purchasing and Property Operations	279	255	467
Customer Support and other operations	244	224	469

Total manufacturing costs	850	778	1,568

Manufacturing supports the customer facing businesses, mainly Corporate Banking and Financial Markets, Retail Banking and Retail Direct, and provides operational technology, account management, money transmission, property and other services.

Total manufacturing costs amounted to £850 million in the first half of 2002, 9% or £72 million higher than the first half of 2001.

The increase in costs reflects support for growth in business volumes arising from new customer accounts opened, mortgage applications, new personal loans and ATM transactions, and for initiatives to enhance customer service, particularly in NatWest telephony.

THE ROYAL BANK OF SCOTLAND GROUP plc

WEALTH MANAGEMENT

	First half	First half	Full year
	2002	2001	2001
	£m	£m	£m

Net interest income	228	231	464
Non-interest income	236	241	469

Total income	464	472	933
Expenses
- staff costs	155	150	298
- other	82	92	181

Contribution before provisions	227	230	454
Net release of provisions	8	4	5

Contribution	235	234	459

Cost:income ratio (%)	51.1	51.3	51.3
Total assets (£bn)	13.8	12.1	12.5
Investment management assets - excluding
deposits (£bn)	21.3	22.6	21.4
Customer deposits (£bn)	28.9	28.3	29.1
Weighted risk assets (£bn)	8.9	7.0	7.8

Wealth Management comprises Coutts Group, Adam & Company and the offshore banking businesses, The Royal Bank of Scotland International and NatWest Offshore. The Coutts Group focuses on private banking through the Coutts, The Royal Bank of Scotland and NatWest Private Banking brands. Adam & Company is a private bank operating primarily in Scotland. The offshore businesses provide retail banking services to local and expatriate customers, and corporate banking and treasury services to corporate, intermediary and institutional clients.

Contribution was £235 million, £1 million higher than the first half of 2001.

Total income was down by 2% or £8 million to £464 million.

Net interest income declined by 1% or £3 million to £228 million, as a result of a small reduction in deposit margins associated with lower interest rates.

Non-interest income declined by 2% or £5 million to £236 million, reflecting the impact of lower equity markets on fees and commissions. However, despite lower equity markets, new business inflow ensured that the amount of investment management assets was maintained at a level similar to December 2001.

Expenses were down by 2% or £5 million to £237 million with certain processes now performed by the Manufacturing division.

The cost:income ratio improved slightly from 51.3% to 51.1%.

There was a net release of provisions of £8 million in the first half of 2002, against a net release of £4 million in the first half of 2001.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIRECT LINE GROUP

	First half	First half	Full year
	2002	2001	2001
	£m	£m	£m

Earned premiums	1,111	817	1,804
Reinsurers' share	(226)	(216)	(429)

Insurance premium income	885	601	1,375
Other income	104	78	168

Total income	989	679	1,543
Expenses
- staff costs	90	68	152
- other	107	81	182
Gross claims	787	585	1,263
Reinsurers' share	(148)	(167)	(315)

Contribution	153	112	261

In-force policies (000)
- motor: UK	4,376	3,617	4,017
- motor: International	782	335	601
- home: UK	1,552	1,143	1,360

Combined operating ratio - UK (%)	89.1	87.0	88.0
Insurance reserves - UK (£m)	1,787	1,336	1,541

Direct Line Group sells and underwrites retail and wholesale insurance on the telephone and the internet. The Direct Division sells general insurance and motor breakdown services direct to the customer and Green Flag is a leading wholesale provider of insurance and motoring related services. Through its International Division, Direct Line sells insurance in Spain, Germany, Italy and Japan. The acquisition of Royal & Sun Alliance’s direct motor insurance operation in Italy is expected to be completed by the end of 2002. This will make Direct Line the second largest direct insurer in Italy with over 300,000 customers.

Contribution increased over the first half of 2001 by 37% or £41 million to £153 million.

Total income was up by 46% or £310 million to £989 million. Excluding acquisitions, which added £28 million, total income was up by 42% or £282 million.

After reinsurance, insurance premium income was up by 47% or £284 million to £885 million, reflecting strong growth in customer numbers. The number of UK in-force motor insurance policies increased since December 2001 by 360,000 to 4.38 million at June 2002, while the number of UK in-force home insurance policies increased since December 2001 by 190,000 to 1.55 million at June 2002.

Expenses increased by 32% or £48 million to £197 million. Excluding acquisitions, which added £20 million, expenses were up by 19% or £28 million.

Net claims, after reinsurance, increased by 53% or £221 million to £639 million, mainly as a result of higher business volumes.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK

	First half	First half	Full year
	2002	2001	2001
		(restated)	(restated)
	£m	£m	£m

Net interest income	165	149	313
Non-interest income	92	83	170

Total income	257	232	483
Expenses
- staff costs	69	65	135
- other	52	46	104

Contribution before provisions	136	121	244
Provisions	11	6	15

Contribution	125	115	229

Cost:income ratio (%)	47.1	47.8	49.5
Total assets (£bn)	11.6	11.1	10.8
Loans and advances to customers - gross (£bn)	8.3	7.1	7.6
Customer deposits (£bn)	8.1	7.2	7.7
Weighted risk assets (£bn)	8.4	7.4	7.7

Average exchange rate - €/£	1.609	1.605	1.609
Spot exchange rate - €/£	1.543	1.660	1.637

Ulster Bank provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets. Lombard & Ulster was transferred from Ulster Bank to CBFM on 1 January 2002; prior periods have been restated to reflect this.

Contribution increased over the first half of 2001 by 9%, or £10 million to £125 million.

Total income increased by 11%, £25 million to £257 million.

Net interest income rose by 11% or £16 million to £165 million, reflecting good growth in both loans and deposits. Average customer loans and advances and deposits of the banking business increased by 15%, £1.0 billion, to £7.7 billion, and by 8%, £0.6 billion, to £7.6 billion respectively. The net interest margin was unchanged. The number of customers increased since December 2001 by 20,000 to 762,000 at June 2002.

Non-interest income rose by 11% or £9 million to £92 million. Net fees and commissions increased by £5 million, while other operating income was £4 million higher.

Expenses increased by 9% or £10 million to £121 million, to support higher business volumes.

The cost:income ratio improved from 47.8% to 47.1%.

Provisions were up by £5 million to £11 million. The increase reflected a small number of specific situations.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

	First half	First half	Full year
	2002	2001	2001
	£m	£m	£m

Net interest income	640	370	814
Non-interest income	236	147	306

Total income	876	517	1,120
Expenses
- staff costs	243	146	305
- other	198	110	245

Contribution before provisions	435	261	570
Provisions	51	28	69

Contribution	384	233	501

Cost:income ratio (%)	50.3	49.5	49.1
Total assets ($bn)	54.3	31.7	52.4
Loans and advances to customers - gross ($bn)	27.1	18.9	26.3
Customer deposits ($bn)	44.4	26.0	42.8
Weighted risk assets ($bn)	36.5	24.4	35.8

Average exchange rate - US$/£	1.445	1.440	1.440
Spot exchange rate - US$/£	1.528	1.405	1.450

Citizens is engaged in retail and corporate banking activities through its branch network in the states of Rhode Island, Connecticut, Massachusetts and New Hampshire and is the second largest bank in New England. The acquisition of the Mellon Regional Franchise in December 2001 extended Citizens presence to the states of Pennsylvania, Delaware and New Jersey. In June 2002, Citizens announced the acquisition of the Massachusetts savings bank, Medford Bancorp, Inc, subject to approval by Medford shareholders and US regulators.

Contribution increased over the first half of 2001 by 65% or £151 million to £384 million. Excluding the Mellon Regional Franchise, which contributed £114 million, and the £1 million adverse impact of exchange rate fluctuations, contribution increased by 16% or £38 million.

Total income was up by 69% or £359 million to £876 million. Excluding the Mellon Regional Franchise and exchange rate fluctuations, total income increased by 17% or £89 million. Net interest income rose by 73% or £270 million to £640 million. Excluding the Mellon Regional Franchise, which added £205 million, and exchange rate fluctuations, net interest income was up by 18% or £66 million, as a result of strong growth in personal loans and deposits.

Non-interest income rose by 61% or £89 million to £236 million. Excluding the Mellon Regional Franchise, which added £67 million, and exchange rate fluctuations, non-interest income was up by 16% or £23 million, as a result of growth in deposit service charges and mortgage banking.

Expenses increased by 72% or £185 million to £441 million. Excluding the Mellon Regional Franchise, which added £153 million, and exchange rate fluctuations, expenses increased by 13% or £33 million, to support higher business volumes and expansion of Citizens' supermarket banking.

The cost:income ratio increased from 49.5% to 50.3%. However, excluding the Mellon Regional Franchise the cost:income ratio improved from 49.5% to 47.7%.

Provisions were up from £28 million to £51 million. Excluding the Mellon Regional Franchise, which added £5 million, provisions of £46 million were consistent with provisions in the second half of 2001 and the growth in lending volumes.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

	First half	First half	Full year
	2002	2001	2001
			(restated)
	£m	£m	£m

Funding costs	113	102	211
Central department costs
- staff costs	51	48	99
- other	48	37	93
Other corporate items - net	56	105	83

Total Central items	268	292	486

The Centre comprises group and corporate functions which provide services to the operating divisions.

Total Central items decreased by £24 million to £268 million, compared with the first half of 2001.

Funding costs at £113 million, including £31 million interest payable on perpetual regulatory tier one securities, were 11%, £11 million higher.

Departmental and other costs reduced to £155 million compared with £190 million reflecting certain one off items in both years.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET

		First half 2002			First half 2001
		Average	Interest	Rate	Average	Interest	Rate
		balance			balance
					(restated)
	Assets	£m	£m	%	£m	£m	%
	Treasury and other eligible bills
	UK	935	9	1.9	174	5	5.7
	Overseas	271	2	1.5	84	2	4.8
	Loans and advances to banks
	UK	13,733	254	3.7	17,542	452	5.2
	Overseas	10,767	171	3.2	9,314	282	6.1
	Loans and advances to customers
	UK	134,530	3,879	5.8	117,689	4,259	7.2
	Overseas	33,444	917	5.5	26,060	945	7.3
	Instalment credit and finance lease
	receivables
	UK	15,498	628	8.1	14,311	596	8.3
	Overseas	1,253	41	6.5	1,510	52	6.9
	Debt securities
	UK	16,919	335	4.0	16,165	476	5.9
	Overseas	18,750	472	5.0	10,892	331	6.1

Interest-earning assets	- banking business	246,100	6,708	5.5	213,741	7,400	6.9
	- trading business	75,941			68,661

	Total interest-earning assets	322,041			282,402
	Non-interest-earning assets	65,188			59,345

	Total assets	387,229			341,747

	Percentage of assets applicable to
	overseas operations	31.7%			26.5%

	Liabilities
	Deposits by banks
	UK	19,112	253	2.6	17,191	388	4.5
	Overseas	10,496	129	2.5	7,828	205	5.2
	Customer accounts
	UK	118,123	1,499	2.5	112,250	2,318	4.1
	Overseas	34,940	413	2.4	25,325	521	4.1
	Debt securities in issue
	UK	24,096	470	3.9	19,887	528	5.3
	Overseas	9,032	129	2.9	8,257	228	5.5
	Loan capital
	UK	12,847	322	5.0	10,186	357	7.0
	Overseas	173	9	10.4	342	14	8.2
	Internal funding of trading business	(22,075)	(389)	3.5	(17,903)	(412)	4.6

Interest-bearing liabilities	- banking business	206,744	2,835	2.8	183,363	4,147	4.5
	- trading business	72,095			65,508

	Total interest-bearing liabilities	278,839			248,871
	Non-interest-bearing liabilities
	- demand deposits	28,309			24,363
	- other liabilities	53,207			44,743
	Shareholders' funds	26,874			23,770

	Total liabilities and shareholders' funds	387,229			341,747

	Percentage of liabilities applicable to
	overseas operations	30.2%			25.4%

The analysis between UK and Overseas has been compiled on the basis of location of office.

Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS

	First half 2002	First half 2001
	Average	Average
	rate	Rate
	%	%

The Group's base rate	4.0	5.6
London inter-bank offered rate:
three month sterling	4.1	5.5
three month eurodollar	1.9	4.8
three month euro	3.4	4.7

Yields, spreads and margins of the banking business:
Gross yield (1)
Group	5.5	6.9
UK	5.6	7.0
Overseas	5.0	6.7

Interest spread (2)
Group	2.7	2.4
UK	2.8	2.5
Overseas	2.5	2.1

Net interest margin (3)
Group	3.1	3.0
UK	3.2	3.1
Overseas	2.9	2.9

1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.

2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

THE ROYAL BANK OF SCOTLAND GROUP plc

INTEGRATION INFORMATION

1.      NATWEST INTEGRATION

In the Offer Document for NatWest issued on 16 December 1999, the Group made various estimates in respect of revenue benefits, cost savings and staff reductions. Those estimates were based on the latest available published information at that time, namely NatWest interim accounts for the half year to 30 June 1999 and the Group´s accounts for the year to 30 September 1999. On 19 April 2000, the Group revised its estimates upwards as a consequence of the experience gained by having detailed access to NatWest following the acquisition on 6 March 2000. These revised estimates are shown in the tables below as “plan”.

Subsequently, the Group further revised the integration targets upwards in February 2002 for the remainder of the programme based on actual achievements. These targets are shown in the tables below as “revised plan”.

	Period ending
REVENUE BENEFITS	December	December	June	December	March
	2000	2001	2002	2002	2003
• Cumulative gross revenue
initiatives implemented at the
end of each period (£m)
plan	120	350		550	595
revised plan				800	890
actual	147	605	707
					December
					2003
• Impact on profit before tax (£m)
plan	50	120		240	390
revised plan				460	590
actual	52	312	222

The gross revenue initiatives generated income of £337 million in the six months to 30 June 2002 which, net of costs, claims and provisions, added £222 million to profit before tax.

	Period ending
COST SAVINGS	December	December	June	December	March
	2000	2001	2002	2002	2003
• Cumulative cost savings
implemented at the end of each
period (£m)
plan	550	900		1,200	1,340
revised plan				1,340	1,440
actual	653	1,205	1,280
					December
					2003
• Impact on profit before tax (£m)
plan	290	700		1,050	1,300
revised plan				1,280	1,400
actual	448	1,008	618
	Period ending
STAFF REDUCTIONS	December	December	June	December	March
	2000	2001	2002	2002	2003
• Cumulative total
plan	9,000	14,000		16,000	18,000
revised plan				18,000	18,000
actual	13,000	17,000	17,250

THE ROYAL BANK OF SCOTLAND GROUP plc

INTEGRATION INFORMATION (continued)

	Period ending
INTEGRATION COSTS	December	December	June	December	March
	2000	2001	2002	2002	2003
• Cumulative charge (£m)
plan	650	1,150		1,350	1,400
revised plan				2,200	2,300
actual	547	1,394	1,767

2.      MELLON REGIONAL FRANCHISE INTEGRATION

In the Group announcement relating to the acquisition of the Mellon Regional Franchise issued on 17 July 2001, the Group made various estimates in respect of cost savings and revenue benefits. Those estimates were based on the unaudited management accounts of the Mellon Regional Franchise for the four months ended 20 April 2001 and Citizen´s financial statements for the year ended 31 December 2000. These estimates were confirmed as part of the Group´s year end reporting on 28 February 2002.

	Period ending
REVENUE BENEFITS	June	December	December	December
	2002	2002	2003	2004
• Cumulative gross revenue initiatives
implemented at the end of each
period (US$m)
plan		57	136	242
actual	40

• Impact on profit before tax (US$m)
plan		2	34	104
actual	6

The gross revenue initiatives generated income of US$15 million in the six months to 30 June 2002 which, net of costs, claims and provisions, added US$6 million to profit before tax.

	Period ending
COST SAVINGS	June	December	December	December
	2002	2002	2003	2004
• Cumulative cost savings implemented
at the end of each period (US$m)
plan		71	95	101
actual	54

• Impact on profit before tax (US$m)
plan		46	83	98
actual	26
	Period ending
INTEGRATION COSTS	December	June	December	December	December
	2001	2002	2002	2003	2004
• Cumulative charge (US$m)
plan	101		241	260	267
actual	41	167

The above discussion of the NatWest and Mellon Regional Franchise integrations should be read in the light of the “forward-looking statements” discussed on page 46.

THE ROYAL BANK OF SCOTLAND GROUP plc

STATUTORY CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 30 JUNE 2002 (unaudited)

In the consolidated profit and loss account set out below, goodwill amortisation and integration costs are included in the captions prescribed by the Companies Act.

			Audited
	First half	First half	Full year
	2002	2001	2001
			(restated)
	£m	£m	£m

Interest receivable	6,708	7,400	14,421
Interest payable	2,835	4,147	7,575

Net interest income	3,873	3,253	6,846

Dividend income	29	24	54
Fees and commissions receivable	2,609	2,209	4,735
Fees and commissions payable	(481)	(459)	(930)
Dealing profits	724	689	1,426
Other operating income	543	505	1,052

	3,424	2,968	6,337
General insurance
- earned premiums	1,111	817	1,804
- reinsurance	(226)	(216)	(429)

Non-interest income	4,309	3,569	7,712

Total income	8,182	6,822	14,558

Administrative expenses
- staff costs*	2,192	1,882	4,059
- premises and equipment*	485	419	873
- other*	1,096	915	1,903
Depreciation and amortisation
- tangible fixed assets*	428	429	881
- goodwill	365	318	651

Operating expenses	4,566	3,963	8,367

Profit before other operating charges	3,616	2,859	6,191
General insurance
- gross claims	787	585	1,263
- reinsurance	(148)	(167)	(315)

Operating profit before provisions	2,977	2,441	5,243
Provisions for bad and doubtful debts	611	367	984
Amounts written off fixed asset investments	41	2	7

Profit on ordinary activities before tax	2,325	2,072	4,252

THE ROYAL BANK OF SCOTLAND GROUP plc

STATUTORY CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 30 JUNE 2002 (unaudited) (continued)

			Audited
	First half	First half	Full year
	2002	2001	2001
			(restated)
	£m	£m	£m

Profit on ordinary activities before tax	2,325	2,072	4,252
Tax on profit on ordinary activities	781	746	1,537

Profit on ordinary activities after tax	1,544	1,326	2,715
Minority interests (including non-equity)	49	44	90

Profit after minority interests	1,495	1,282	2,625
Preference dividends	159	178	358

	1,336	1,104	2,267
Additional Value Shares dividend	-	-	399

Profit attributable to ordinary shareholders	1,336	1,104	1,868
Ordinary dividends	368	313	1,085

Retained profit	968	791	783

Basic earnings per ordinary share (Note 4)	46.6p	41.1p	67.6p

Adjusted earnings per ordinary share (Note 4)	69.8p	62.6p	127.9p

Diluted earnings per ordinary share (Note 4)	46.0p	40.4p	66.3p

* Operating expenses include the following integration costs:

	First half	First half	Full year
	2002	2001	2001
	£m	£m	£m

Staff costs	262	223	598
Premises and equipment	52	15	64
Other administrative expenses	146	103	188
Depreciation	1	20	25

	461	361	875

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2002 (unaudited)

		Audited
	30 June	31 December	30 June
	2002	2001	2001
		(restated)	(restated)
	£m	£m	£m
Assets
Cash and balances at central banks	3,037	3,093	2,639
Items in the course of collection from
other banks	3,925	3,288	3,799
Treasury bills and other eligible bills	8,184	10,136	3,882
Loans and advances to banks	39,172	38,513	39,748
Loans and advances to customers	209,884	190,492	179,389
Debt securities	68,829	64,040	53,721
Equity shares	1,794	1,557	1,609
Interests in associated undertakings	110	108	115
Intangible fixed assets	12,981	13,325	11,821
Tangible fixed assets	9,136	8,813	6,934
Other assets	26,070	21,550	22,520
Prepayments and accrued income	4,487	3,696	4,422

	387,609	358,611	330,599
Long-term assurance assets attributable to
policyholders	9,530	10,248	10,344

Total assets	397,139	368,859	340,943

Liabilities
Deposits by banks	47,015	40,038	35,627
Items in the course of transmission to
other banks	1,942	2,109	1,851
Customer accounts	204,800	198,995	180,964
Debt securities in issue	32,451	30,669	29,847
Other liabilities	48,990	37,357	37,234
Accruals and deferred income	8,156	7,669	7,448
Provisions for liabilities and charges
- deferred taxation	1,672	1,650	1,480
- other provisions	306	341	316
Subordinated liabilities
- dated loan capital	7,247	6,681	6,404
- undated loan capital including convertible debt	6,215	5,849	4,255
Minority interests
- equity	32	5	(15)
- non-equity	1,383	580	618
Shareholders' funds
- equity	23,743	22,287	20,098
- non-equity	3,657	4,381	4,472

	387,609	358,611	330,599
Long-term assurance liabilities to policyholders	9,530	10,248	10,344

Total liabilities	397,139	368,859	340,943

Memorandum items
Contingent liabilities and commitments	146,249	138,844	115,343

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONSOLIDATED BALANCE SHEET

This overview compares the balance sheets at 30 June 2002 and 31 December 2001.

Total assets of £397.1 billion at 30 June 2002 were up £28.3 billion, 8%, compared with

31 December 2001, reflecting business growth.

Treasury bills and other eligible bills decreased by £2.0 billion, 19%, to £8.2 billion reflecting liquidity management.

Loans and advances to banks rose £0.7 billion, 2%, to £39.2 billion. Growth in bank placings, up £2.2 billion, 11% to £23.0 billion, was partially offset by decreased reverse repurchase agreements and stock borrowing ("reverse repos"), down £1.5 billion, 9%, to £16.2 billion, reflecting a switch to customer reverse repos.

Loans and advances to customers were up £19.4 billion, 10%, to £209.9 billion. Within this, reverse repos increased by 69%, £8.0 billion to £19.6 billion. Excluding reverse repos, lending increased by £11.4 billion, 6% (7% at constant US$ exchange rate for Citizens) to £190.3 billion. Growth was reflected across all divisions except for Citizens, which was adversely affected by the depreciation of the US$. In US$ terms, customer lending in Citizens was up 3%.

Debt securities increased by £4.8 billion, 7%, to £68.8 billion, principally due to increased positions in Financial Markets, due to a switch from bank placings, together with growth in Wealth Management´s investment portfolio of investment grade asset-backed securities.

Intangible fixed assets declined by £0.3 billion, 3% to £13.0 billion, reflecting amortisation in the period.

Tangible fixed assets were up £0.3 billion, 4% to £9.1 billion, primarily due to growth in operating lease assets.

Other assets rose by £4.5 billion, 21% to £26.1 billion, mainly due to higher settlement balances, up £3.8 billion and growth in the mark-to-market value of trading derivatives, up £0.5 billion, both as a result of increased trading activity.

Long term assurance assets declined £0.7 billion, 7% to £9.5 billion reflecting the fall in equity markets partially offset by increased investments.

Deposits by banks increased by £7.0 billion, 17% to £47.0 billion to fund business growth, with repurchase agreements and stock lending ("repos") up £4.3 billion, 41%, to £14.7 billion and inter-bank deposits up £2.7 billion, 9% to £32.3 billion.

Customer accounts were up £5.8 billion, 3% at £204.8 billion. Within this, repos were up by £1.9 billion, 11% to £19.4 billion. Excluding repos, deposits rose £3.9 billion, 2% (3% at constant US$ exchange rate for Citizens) to £185.4 billion with growth in Corporate Banking and Financial Markets, Retail Banking and Ulster Bank, partly offset by small declines in Retail Direct, Wealth Management and Citizens, although in US$ terms, Citizens grew by 4%.

Debt securities in issue were up £1.8 billion, 6%, at £32.5 billion primarily to meet the Group's funding requirements.

Other liabilities increased by £11.6 billion, 31% to £49.0 billion mainly due to higher settlement balances, up £4.7 billion, short positions, up £5.7 billion, and mark-to-market value of trading derivatives, up £1.3 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONSOLIDATED BALANCE SHEET (continued)

Subordinated liabilities were up £0.9 billion, 7% to £13.5 billion. The issue of £0.1 billion (€130 million) euro denominated and £0.6 billion (US$ 850 million) US$ denominated, dated loan capital and £0.5 billion sterling denominated undated loan capital was partially offset by the effect of exchange rate movements of £0.2 billion and a £40 million redemption of loan capital.

Minority interests increased by £0.8 billion to £1.4 billion reflecting the issue of £0.8 billion (€1.25 billion) trust preferred securities by a subsidiary of the Group.

Shareholders´ funds were up £0.7 billion, 3% to £27.4 billion principally due to retentions of £1.0 billion and the issue of £0.5 billion of equity shares, mainly in respect of the scrip dividend, partly offset by the redemption of £0.6 billion non-equity shares in January 2002 and the effect of exchange rate movements on the share premium account, £0.1 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

STATEMENT OF CONSOLIDATED TOTAL RECOGNISED GAINS AND LOSSES
FOR THE SIX MONTHS ENDED 30 JUNE 2002 (unaudited)

			Audited
	First half	First half	Full year
	2002	2001	2001
	£m	£m	£m

Profit attributable to ordinary shareholders	1,336	1,104	1,868
Currency translation adjustments and other
movements	13	(13)	(3)
Revaluation of premises	-	-	72

Total recognised gains and losses in the period	1,349	1,091	1,937

Prior year adjustment on the implementation
of FRS 19	(117)

Total recognised gains and losses since
31 December 2001	1,232

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS´ FUNDS
FOR THE SIX MONTHS ENDED 30 JUNE 2002 (unaudited)

			Audited
	First half	First half	Full year
	2002	2001	2001
	£m	£m	£m

Profit attributable to ordinary
shareholders	1,336	1,104	1,868
Ordinary dividends	(368)	(313)	(1,085)

Retained profit for the period	968	791	783
Issue of ordinary and preference shares	481	643	2,759
Perpetual regulatory tier one securities	-	-	835
Redemption of preference shares	(600)	-	-
Other recognised gains and losses	13	(13)	69
Currency translation adjustment on
share premium account	(130)	150	58

Net increase in shareholders´ funds as
previously reported	732	1,571	4,504
Perpetual regulatory tier one securities	-	-	(835)

Net increase in shareholders´ funds as restated	732	1,571	3,669

Opening shareholders´ funds as
previously reported	27,620	23,116	23,116
Prior year adjustments:
- FRS 19	(117)	(117)	(117)
- UITF 33	(835)	-	-

Opening shareholders´ funds as restated	26,668	22,999	22,999

Closing shareholders´ funds	27,400	24,570	26,668

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED CASH FLOW STATEMENT
FOR SIX MONTHS ENDED 30 JUNE 2002 (unaudited)

			Audited
	First half	First half	Full year
	2002	2001	2001
			(restated)
	£m	£m	£m

Net cash inflow from operating activities	4,597	6,183	7,287

Dividends received from associated undertakings	-	1	1

Returns on investments and servicing of finance
Preference dividends paid	(175)	(185)	(353)
Additional Value Shares dividend paid	-	-	(399)
Dividends paid to minority shareholders in
subsidiary undertakings	(22)	(21)	(43)
Interest paid on subordinated liabilities	(313)	(341)	(652)

Net cash outflow from returns on investments and
servicing of finance	(510)	(547)	(1,447)

Taxation
UK tax paid	(349)	(181)	(790)
Overseas tax paid	(142)	(188)	(419)

Net cash outflow from taxation	(491)	(369)	(1,209)

Capital expenditure and financial investment
Purchase of investment securities	(13,957)	(11,941)	(27,537)
Sale and maturity of investment securities	11,957	12,496	20,578
Purchase of tangible fixed assets	(1,344)	(1,582)	(4,245)
Sale of tangible fixed assets	615	364	867

Net cash outflow from capital expenditure and
financial investment	(2,729)	(663)	(10,337)

Acquisitions and disposals
Purchases of businesses and subsidiary
undertakings (net of cash acquired)	(173)	-	(1,614)
Investment in associated undertakings	(2)	(45)	(47)
Sale of subsidiary and associated
undertakings (net of cash sold)	-	8	8

Net cash outflow from acquisitions and disposals	(175)	(37)	(1,653)

Ordinary equity dividends paid	(381)	(353)	(653)

Net cash inflow/(outflow) before financing	311	4,215	(8,011)

Financing
Proceeds from issue of ordinary share capital	22	22	2,131
Proceeds from issue of trust preferred securities	802	-	-
Proceeds from issue of preference share capital	-	281	281
Issue of subordinated liabilities	1,167	689	2,705
Redemption of preference shares	(600)	-	-
Repayment of subordinated liabilities	(40)	(693)	(693)
Increase/(decrease) in minority interests	21	14	(13)

Net cash inflow from financing	1,372	313	4,411

Increase/(decrease) in cash	1,683	4,528	(3,600)

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES

1.	Accounting policies

There have been no changes to the Group´s principal accounting policies as set out on pages 49 to 51 of the 2001 Report and Accounts, except as noted under ´Restatements´ on page 7 in respect of FRS 19 ´Deferred Tax´. As discussed on page 7, publication of UITF 33 has resulted in the reclassification of the Group´s perpetual regulatory tier one securities.

2.	Provisions for bad and doubtful debts

Operating profit is stated after charging provisions for bad and doubtful debts of £611 million (30 June 2001 - £367 million). The balance sheet provisions for bad and doubtful debts increased in the six months to 30 June 2002 from £3,653 million to £3,856 million, and the movements thereon were:

				2002	2001
		Specific	General	Total	Total
		£m	£m	£m	£m

	At 1 January	3,039	614	3,653	3,153
	Currency translation and other adjustments	(16)	(2)	(18)	34
	Amounts written off	(424)	-	(424)	(354)
	Recoveries of amounts previously written off	34	-	34	36
	Charge to profit and loss account	609	2	611	367

	At 30 June	3,242	614	3,856	3,236

3.	Taxation

	The charge for taxation is based on a UK corporation tax rate of 30% and comprises:
	First half	First half	Full year
	2002	2001	2001
	£m	£m	£m

Tax on profit before goodwill amortisation
and integration costs	942	847	1,798
Tax relief on goodwill amortisation and
integration costs	(161)	(101)	(261)

	781	746	1,537

The tax charge of £781 million, equivalent to 34% of pre-tax profit, is higher than the standard UK tax rate of 30% mainly due to goodwill amortisation, which is not allowable for UK tax.

	First half	First half	Full year
	2002	2001	2001
		(restated)	(restated)
	£m	£m	£m

Expected tax charge	698	622	1,276
Goodwill amortisation	92	89	188
Contributions to employee share ownership trust	(3)	(3)	(48)
Non-deductible items	5	39	166
Non-taxable items	(3)	(8)	(51)
Taxable foreign exchange movements	-	-	16
Foreign profits taxed at other rates	(7)	12	(13)
Losses brought forward utilised	(1)	(9)	(10)
Prior year items	-	4	13

	781	746	1,537

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

4.	Earnings per share

	The earnings per share have been calculated based on the following:

		First half	First half	Full year
		2002	2001	2001
		£m	£m	£m
	Earnings
	Profit attributable to ordinary shareholders	1,336	1,104	1,868

		Number of shares - millions
	Weighted average number of
	ordinary shares
	In issue during the period	2,866	2,687	2,762
	Effect of dilutive share options and
	convertible non-equity shares	39	48	55

	In issue during the period - diluted	2,905	2,735	2,817

	Basic earnings per share	46.6p	41.1p	67.6p
	AVS dividend	-	-	14.5p

		46.6p	41.1p	82.1p
	Goodwill amortisation	12.1p	11.6p	23.2p
	Integration costs	11.1p	9.9p	22.6p

	Adjusted earnings per share	69.8p	62.6p	127.9p

	Diluted earnings per share	46.0p	40.4p	66.3p

	Adjusted earnings are calculated by excluding from the profit attributable to ordinary shareholders the after tax effect of goodwill amortisation and integration costs, and the AVS dividend.

5.	Interim dividend

The directors have declared an interim dividend of 12.7p per share on the ordinary shares. The interim dividend will be paid on 11 October 2002 to shareholders registered on 16 August 2002. As an alternative to cash, a scrip dividend election is to be offered and shareholders will receive details of this by letter.

6.	Analysis of repurchase agreements
		30 June	31 December	30 June
		2002	2001	2001
		£m	£m	£m
	Reverse repurchase agreements and
	stock borrowing
	Loans and advances to banks	16,166	17,721	15,285
	Loans and advances to customers	19,582	11,588	14,593

	Repurchase agreements and stock
	lending
	Deposits by banks	14,748	10,446	10,596
	Customer accounts	19,401	17,455	15,665

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

7.	Contingent liabilities and commitments
		30 June	31 December	30 June
		2002	2001	2001
		£m	£m	£m
	Contingent liabilities
	Acceptances and endorsements	2,246	2,814	2,275
	Guarantees and assets pledged as
	collateral security	4,970	4,653	4,240
	Other contingent liabilities	5,829	6,106	6,247

		13,045	13,573	12,762

	Commitments
	Documentary credits and other short-
	term trade related transactions	2,098	2,107	1,600
	Undrawn formal standby facilities, credit
	lines and other commitments to lend	130,761	122,826	100,597
	Other commitments	345	338	384

		133,204	125,271	102,581

	Total contingent liabilities and commitments	146,249	138,844	115,343

8.	Derivatives

Replacement cost of over-the-counter contracts (trading and non-trading)

The following table shows the gross replacement cost, which is the sum of the fair values, of all over-the-counter contracts with third parties (trading and non-trading) with positive value. This measure makes no allowance for netting arrangements.

	30 June	31 December	30 June
	2002	2001	2001
	£m	£m	£m

Exchange rate contracts	21,134	12,638	15,598
Interest rate contracts	37,732	36,853	24,560
Equity and commodity contracts	228	188	143

	59,094	49,679	40,301

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

8.	Derivatives (continued)

	Derivatives held for trading purposes

	The table below shows the notional principal amounts of trading instruments entered into with third parties.

		30 June	31 December	30 June
		2002	2001	2001
		£bn	£bn	£bn

	Exchange rate contracts	883.4	788.6	891.2
	Interest rate contracts	3,817.4	3,658.7	3,449.0
	Equity and commodity contracts	16.2	18.6	4.0

	The table below shows the fair values (which, after netting, are the balance
	sheet values) of trading instruments entered into with third parties.

	30 June 2002		31 December 2001		30 June 2001
	Fair value		Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Exchange rate contracts	21,110	21,799	12,586	12,595	15,583	15,679
Interest rate contracts	37,366	37,715	36,638	36,851	24,416	25,405
Equity and commodity
contracts	259	268	472	475	134	130

	58,735	59,782	49,696	49,921	40,133	41,214
Netting	(47,417)	(47,417)	(38,846)	(38,846)	(30,000)	(30,000)

	11,318	12,365	10,850	11,075	10,133	11,214

Derivatives held for purposes other than trading

The Group uses derivatives to manage specific interest rate positions relating to assets and liabilities and to hedge foreign currency exposures. The Group establishes non-trading derivative positions with third parties and through intra-company and intra-Group transactions with the Group´s independent trading operations. The table below shows the notional principal amounts of the Group´s non-trading derivatives (third party and internal).

	30 June	31 December	30 June
	2002	2001	2001
	£bn	£bn	£bn

Exchange rate contracts	13.8	13.9	9.0
Interest rate contracts	115.2	108.7	104.5
Equity and commodity contracts	0.9	0.8	1.5

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

9.	Analysis of consolidated shareholders´ funds
		First half	First half	Full year
		2002	2001	2001
			(restated)	(restated)
	Called-up share capital	£m	£m	£m

	At beginning of period	893	848	848
	Shares issued during the period	7	7	45
	Preference shares redeemed during the period	(150)	-	-

	At end of period	750	855	893

	Share premium account
	At beginning of period	7,465	6,530	6,530
	Currency translation adjustments	(130)	150	58
	Shares issued during the period	485	647	870
	Preference shares redeemed during the period	(268)	-	-
	Other movements	6	6	7

	At end of period	7,558	7,333	7,465

	Merger reserve
	At beginning of period	12,029	12,604	12,604
	Shares issued to finance the Mellon Regional
	Franchise acquisition	-	-	2,007
	Transfer to profit and loss account	(287)	(285)	(2,582)

	At end of period	11,742	12,319	12,029

	Reserves
	At beginning of period	212	191	191
	Redemption of preference shares	150	-	-
	Transfer of increase in value of long-term
	assurance business	3	8	17
	Other movements	-	-	4

	At end of period	365	199	212

	Revaluation reserve
	At beginning of period	113	40	40
	Revaluation of premises	-	-	72
	Transfer (to)/from profit and loss account	-	(1)	1

	At end of period	113	39	113

	Profit and loss account
	As previously reported	6,073	2,903	2,903
	Prior year adjustment	(117)	(117)	(117)

	At beginning of period, as restated	5,956	2,786	2,786
	Currency translation adjustments and other
	movements	7	(19)	(14)
	Retention for the period	968	791	783
	Employee share option payments	(11)	(11)	(163)
	Redemption of preference shares	(332)	-	-
	Transfer from merger reserve	287	285	2,582
	Transfer of increase in value of long-term
	assurance business	(3)	(8)	(17)
	Transfer from/(to) revaluation reserve	-	1	(1)

	At end of period	6,872	3,825	5,956

	Closing shareholders´ funds	27,400	24,570	26,668

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

10.	Reconciliation of operating profit to net cash inflow from operating activities
	First half	First half	Full year
	2002	2001	2001
			(restated)
	£m	£m	£m

Operating profit	2,325	2,072	4,252
(Increase)/decrease in prepayments and
accrued income	(791)	(240)	486
Interest on subordinated liabilities	333	371	674
Increase in accruals and deferred income	473	246	490
Amortisation of and provisions against
investment securities	59	8	39
Provisions for bad and doubtful debts	611	367	984
Loans and advances written off net of
recoveries	(390)	(318)	(755)
Profit on sale of tangible fixed assets	(11)	(9)	(55)
Loss from associated undertakings	-	2	6
Profit on sale of investment securities	(36)	(87)	(48)
Provisions for liabilities and charges	2	19	67
Provisions utilised	(35)	(10)	(37)
Depreciation and amortisation of tangible
and intangible fixed assets	793	747	1,532
Increase in value of long-term assurance
business	(5)	(25)	(55)

Net cash inflow from trading activities	3,328	3,143	7,580
Increase in items in the course of collection	(637)	(838)	(327)
Decrease/(increase) in treasury and other
eligible bills	1,952	(566)	(6,796)
Decrease/(increase) in loans and advances to
banks	1,082	(2,745)	(4,785)
Increase in loans and advances to customers	(19,596)	(11,400)	(18,038)
(Increase)/decrease in securities	(3,864)	4,248	760
Increase in other assets	(4,398)	(4,396)	(3,327)
(Decrease)/increase in items in the course
of transmission	(167)	144	402
Increase in deposits by banks	6,918	497	4,604
Increase in customer accounts	5,805	3,662	11,584
Increase in debt securities in issue	1,782	10,440	11,262
Increase in other liabilities	11,693	4,298	4,271
Effects of other accruals/deferrals and other
non-cash movements	699	(304)	97

Net cash inflow from operating activities	4,597	6,183	7,287

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

11.	Litigation

Members of the Group are engaged in litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of business. The directors of the company, after reviewing the claims pending and threatened against Group undertakings and taking into account the advice of the relevant legal advisers, are satisfied that the outcome of these claims will not have a material adverse effect on the net assets of the Group.

12.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2001 have been filed with the Registrar of Companies and have been reported on by the auditors under Section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under 237(2) or (3) of the Act.

13.	Auditors´ review

The interim results have been reviewed by the Group´s auditors, Deloitte & Touche, and their review report is set out on page 47.

14.	Form 6-K

This interim report will be filed with the Securities and Exchange Commission in the US on Form 6-K.

15.	Final results

The Group´s results for the year ended 31 December 2002 will be announced on Thursday 27 February 2003.

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers

The following table analyses loans and advances to customers (including reverse repurchase agreements and stock borrowing, instalment credit and finance lease receivables) by geographical area and type of customer.

	30 June	31 December	30 June
	2002	2001	2001
	£m	£m	£m
UK
Central and local government	1,300	706	1,543
Manufacturing	6,730	7,401	6,655
Construction	3,235	3,018	2,931
Finance	15,208	8,517	10,801
Service industries	20,770	19,169	16,742
Agriculture, forestry and fishing	2,511	2,391	2,362
Property	13,558	12,274	10,516
Business and other services	6,407	5,864	4,094
Individuals - home mortgage	39,501	36,976	34,362
- other	21,366	20,076	19,438
Instalment credit and other loans	5,457	5,347	5,174
Finance leases	6,167	5,911	5,966

	142,210	127,650	120,584
Overseas residents	24,737	24,164	24,111

Total UK offices	166,947	151,814	144,695

Overseas
USA	31,646	29,230	25,881
Rest of the World	15,141	13,093	12,039

Total overseas offices	46,787	42,323	37,920

Loans and advances to customers - gross	213,734	194,137	182,615
Provisions for bad and doubtful debts	(3,850)	(3,645)	(3,226)

Total loans and advances to customers	209,884	190,492	179,389

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Cross border outstandings

The table below sets out the Group´s cross border outstandings in excess of 0.75% of Group total assets (including acceptances) of £399.4 billion (31 December 2001 - £371.6 billion; 30 June 2001 - £343.3 billion). None of these countries have experienced repayment difficulties which have required refinancing of outstanding debt.

	30 June	31 December	30 June
	2002	2001	2001
	£m	£m	£m

Germany	9,424	7,969	8,336
USA	7,986	8,901	6,364
Cayman Islands	6,333	5,501	4,555
Netherlands	4,996	4,596	4,520
France	4,563	4,930	4,706
Spain	3,476	*	*
Switzerland	*	3,646	3,422

* less than 0.75% of Group total assets (including acceptances).

Selected country exposures

The Group devotes particular attention to exposures to countries that have been adversely affected by global economic pressure. The table below details exposures to countries that are sometimes considered as having a higher credit and foreign exchange risk.

	30 June 2002			31 December 2001			30 June 2001
	Bank	Non-bank	Total	Bank	Non-bank	Total	Bank	Non-bank	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Argentina	35	16	51	39	12	51	61	52	113
Brazil	42	22	64	158	22	180	202	56	258
Mexico	76	70	146	108	62	170	193	85	278
Turkey	29	103	132	38	102	140	145	77	222
Uruguay	-	-	-	3	-	3	4	-	4
Venezuela	-	111	111	-	99	99	-	105	105

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Risk elements in lending

The Group´s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (´SEC´) in the US. The following table shows the estimated amount of loans which would be reported using the SEC´s classifications. The figures incorporate estimates and are stated before deducting the value of security held or related provisions.

	30 June	31 December	30 June
	2002	2001	2001
	£m	£m	£m
Loans accounted for on a non-accrual basis (2):
Domestic	3,085	2,829	2,555
Foreign	897	737	400

	3,982	3,566	2,955

Accruing loans which are contractually overdue
90 days or more as to principal or interest (3):
Domestic	494	643	770
Foreign	145	142	143

	639	785	913

Loans not included above which are troubled
debt restructurings´ as defined by the SEC:
Domestic	78	26	37
Foreign	92	116	140

	170	142	177

Total risk elements in lending	4,791	4,493	4,045

Closing provisions for bad and doubtful debts
as a % of total risk elements in lending	80%	81%	80%

Risk elements in lending as a % of gross loans
and advances to customers	2.24%	2.31%	2.22%

Potential problem loans (4)
Domestic	897	801	832
Foreign	333	279	48

	1,230	1,080	880

Notes:

1)	For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group´s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
2)	The Group´s UK banking subsidiary undertakings account for loans on a non-accrualbasis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group generally account for loans on a non-accrual basis when interest or principal is past due 90 days.
3)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.
4)	Loans that are current as to payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group´s provisioning policy for bad and doubtful debts.

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Provisions for bad and doubtful debts

	First half 2002		Full year 2001		First half 2001
	Specific	General	Specific	General	Specific	General
	£m	£m	£m	£m	£m	£m

Provisions at beginning of period
Domestic	2,123	344	2,034	336	2,034	336
Foreign	916	270	551	232	551	232

	3,039	614	2,585	568	2,585	568

Currency translation and other adjustments
Domestic	7	3	4	-	1	-
Foreign	(23)	(5)	10	3	26	7

	(16)	(2)	14	3	27	7

Acquisitions of businesses
Domestic	-	-	83	-	-	-
Foreign	-	-	138	33	-	-
				-
	-	-	221	33	-	-

Amounts written-off
Domestic	(313)	-	(645)	-	(267)	-
Foreign	(111)	-	(190)	-	(87)	-

	(424)	-	(835)	-	(354)	-

Recoveries of amounts written-off in previous periods
Domestic	20	-	54	-	22	-
Foreign	14	-	26	-	14	-

	34	-	80	-	36	-

Charged to profit and loss account
Domestic	474	1	593	8	274	5
Foreign	135	1	381	2	86	2

	609	2	974	10	360	7

Provisions at end of period (2)
Domestic	2,311	348	2,123	344	2,064	341
Foreign	931	266	916	270	590	241

	3,242	614	3,039	614	2,654	582

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Provisions for bad and doubtful debts (continued)

	30 June	31 December	30 June
	2002	2001	2001
	£m	£m	£m

Gross loans and advances to customers
Domestic	142,210	127,650	120,584
Foreign	71,524	66,487	62,031

	213,734	194,137	182,615

Closing customer provisions as a % of gross
loans and advances to customers (3)
Domestic	1.87%	1.93%	1.99%
Foreign	1.67%	1.77%	1.32%
Total	1.80%	1.88%	1.77%

Customer charge against profit (annualised)
as a % of gross loans and advances to customers
Domestic	0.67%	0.47%	0.46%
Foreign	0.38%	0.58%	0.28%
Total	0.57%	0.51%	0.40%

Notes:

1)	For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group´s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
2)	Includes closing provisions against loans and advances to banks of £6 million (31 December 2001 - £8 million; 30 June 2001 - £10 million).
3)	Closing customer provisions exclude closing provisions against loans and advances to banks.

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK

The Group manages the market risk in its trading and treasury portfolios through value-at-risk (VaR) limits as well as stress testing, position and sensitivity limits. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. The table below sets out the VaR for the Group, which assumes a 95% confidence level and a one-day time horizon.

		Six months to 30 June
	At 30 June	Maximum	Minimum	Average
	£m	£m	£m	£m
Trading
2002	9.7	11.3	7.0	8.9
2001	12.1	15.2	8.8	11.3

Treasury
2002	4.1	4.8	3.6	4.1
2001	5.3	5.3	4.0	4.4

The Group's VaR should be interpreted in the light of the assumptions underlying the methodologies adopted and their limitations as discussed in the 2001 Report and Accounts and Annual Report on Form 20-F. Historical data used in computing VaR may not be indicative of future market conditions.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS AND OTHER INFORMATION

	30 June	31 December	30 June
	2002	2001	2001
Capital base (£m)
Tier 1 capital	16,804	15,052	13,715
Tier 2 capital	12,644	11,734	10,632
Tier 3 capital	164	172	178

	29,612	26,958	24,525
Less: investments in insurance companies,
associated undertakings and other
supervisory deductions	(2,980)	(2,698)	(2,707)

	26,632	24,260	21,818

Weighted risk assets (£m)
Banking book
- on-balance sheet	185,300	176,000	159,600
- off-balance sheet	29,700	22,000	17,700
Trading book	10,800	12,500	13,600

	225,800	210,500	190,900

Risk asset ratio
- tier 1	7.4%	7.1%	7.2%
- total	11.8%	11.5%	11.4%

Share price	£18.60	£16.72	£15.67

Number of shares in issue	2,888m	2,860m	2,705m

Market capitalisation	£53.7bn	£47.8bn	£42.4bn

Net asset value per ordinary share	£8.22	£7.79*	£7.43*

Employee numbers
Corporate Banking and Financial Markets**	18,500	14,400	13,400
Retail Banking	29,500	30,500	29,300
Retail Direct	6,500	6,200	6,000
Manufacturing	20,700	20,700	19,300
Wealth Management	6,900	7,100	6,800
Direct Line Group	10,300	9,200	7,500
Ulster Bank**	4,700	4,500	4,400
Citizens	12,700	11,500	7,300
Centre	1,700	1,600	1,600

Group total	111,500	105,700	95,600
Effect of acquisitions
- Corporate Banking and Financial Markets	4,100	300	-
- Direct Line Group	600	700	-
- Citizens	4,800	3,800	-

Underlying employee numbers	102,000	100,900	95,600

* Restated to reflect the implementation of FRS 19.

** Prior periods have been restated to reflect the transfer of certain businesses from Ulster Bank to Corporate Banking and Financial Markets.

THE ROYAL BANK OF SCOTLAND GROUP plc

ADDITIONAL FINANCIAL DATA FOR US INVESTORS

Reconciliation between UK and US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders´ equity which would result from the application of US generally accepted accounting principles (´US GAAP´) instead of UK GAAP.

	First half	First half	Full year
	2002	2001	2001
Consolidated statement of income	£m	£m	£m

Profit attributable to ordinary shareholders - UK GAAP	1,336	1,104	1,868
Adjustments in respect of:
Acquisition accounting	-	29	(113)
Amortisation of goodwill	339	(23)	(48)
Property depreciation	(5)	2	(13)
Property disposals	-	-	1
Loan fees and costs	(47)	(44)	(95)
Pension costs	(42)	114	242
Long-term assurance business	(17)	(7)	(25)
Leasing	(33)	(24)	(68)
Derivatives	104	36	(125)
Software development costs	163	203	442
Taxation	(84)	(79)	(4)

Net income available for ordinary shareholders -
US GAAP	1,714	1,311	2,062

Dividend per ordinary share - paid during the period	27.0p	23.5p	34.5p

As a result of implementing FRS 19, accounting for deferred tax under UK GAAP is now consistent with US GAAP.

The Group has fully implemented Statement of Financial Accounting Standards 142 ‘Goodwill and Other Intangible Assets’ ("SFAS 142"), with effect from 1 January 2002. Under this standard, goodwill and intangible assets deemed to have indefinite lives are not amortised and are subject to annual impairment tests. Other intangible assets continue to be amortised over their useful lives. The Group has completed the impairment tests required under SFAS 142 and no impairment has been recognised as a result.

The table below sets out reported net income for comparative periods reconciled to net income adjusted to comply with SFAS 142.
	First half	First half	Full year
	2002	2001	2001
	£m	£m	£m

Net income as above	1,714	1,311	2,062
Goodwill amortisation	-	322	657

Adjusted net income	1,714	1,633	2,719

Basic earnings per share	59.8p	48.8p	74.7p
Goodwill amortisation	-	12.0p	23.7p

Adjusted basic earnings per share	59.8p	60.8p	98.4p

Diluted earnings per share	59.0p	47.9p	73.2p
Goodwill amortisation	-	11.8p	23.3p

Adjusted diluted earnings per share	59.0p	59.7p	96.5p

THE ROYAL BANK OF SCOTLAND GROUP plc

ADDITIONAL FINANCIAL DATA FOR US INVESTORS (continued)

	30 June	31 December	30 June
	2002	2001	2001
		(restated)	(restated)
Consolidated shareholders' equity	£m	£m	£m

Shareholders' funds - UK GAAP	27,400	26,668	24,570
Adjustments in respect of:
Acquisition accounting	418	418	560
Goodwill	1,199	860	885
Elimination of revaluation surplus on
properties less depreciation	(297)	(292)	(184)
Proposed dividend	368	772	313
Loan fees and costs	(216)	(169)	(118)
Pension costs	358	400	272
Long-term assurance business	(101)	(84)	(66)
Leasing	(127)	(94)	(50)
Net unrealised gains on available-for-sale
securities	326	272	426
Derivatives	(5)	(112)	25
Perpetual regulatory tier one securities	793	835	-
Software development costs	840	677	438
Taxation	(328)	(228)	(343)

Shareholders’ equity - US GAAP	30,628	29,923	26,728

As explained on page 7, following the issuance of UITF 33, the Group´s perpetual regulatory tier one securities are classified as subordinated liabilities rather than shareholders´ funds under UK GAAP. This change does not affect their classification as shareholders´ equity under US GAAP.

Total assets

Total assets under US GAAP, adjusted to reflect the inclusion of acceptances and the grossing-up of certain repurchase balances offset under UK GAAP, together with the affect of adjustments made to net income and shareholders´ funds were £416,693 million (31 December 2001 - £386,696 million; 30 June 2001 - £346,157 million).

Exchange rates

The following table shows rates for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) and the rates used by the Group in the preparation of its consolidated financial statements.

US$ per £1	30 June 2002	31 December 2001	30 June 2001
Noon Buying Rate
Period end rate	1.525	1.454	1.408
Average rate for the period (1)	1.449	1.440	1.440
High	1.529	1.505	1.505
Low	1.407	1.373	1.373

Consolidation rate (2)
Period end rate	1.528	1.450	1.405
Average rate for the period	1.445	1.440	1.440

Notes:

1)	The average of the Noon Buying Rates on the last business day of each month during the period.
2)	The rates used by the Group for translating dollars into sterling in the preparation of its consolidated financial statements.
3)	On 5 August 2002, the Noon Buying Rate was £1.00 = $1.566.

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (‘VaR’)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’; and similar expressions or variations on such expressions and sections such as ‘Chairman’s comments’, ‘Review of results - Integration’ and ‘Outlook’, ‘Restatements and recent developments - Recent developments’ and ‘Integration information’. In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

INDEPENDENT REVIEW REPORT TO THE ROYAL BANK OF SCOTLAND GROUP plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2002 which comprises the statutory consolidated profit and loss account, the consolidated balance sheet, the statement of consolidated total recognised gains and losses, the reconciliation of movements in consolidated shareholders´ funds, the consolidated cash flow statement, the divisional performance disclosures and related notes 1 to 15. We have read the other information contained in this interim results announcement and, solely on that basis, have considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors´ responsibilities

The interim results announcement, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim results announcement in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Deloitte & Touche
Chartered Accountants
Edinburgh
6 August 2002

THE ROYAL BANK OF SCOTLAND GROUP plc

CONTACTS

Fred Goodwin	Group Chief Executive	020 7427 8145
0131 523 2033

Fred Watt	Group Finance Director	020 7427 8412
0131 523 2028

Jonathan Atack	Head of Investor Relations	020 7427 9574

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Fred Watt
Fred Watt
Group Finance Director
7 August 2002